Exhibit 99.(h)(27)

THIRD AMENDMENT TO SCHEDULE B

SERVICE FEES

Dated April 1, 2014

1. Fund Compliance Services Fees

Fund Compliance Services provided under this Agreement:

$85,000 annual fee

Beacon Hill shall invoice the Company for the annual fee, in equal quarterly installments, to be paid in arrears by the Company for services rendered under the agreement.  If this agreement is terminated, the portion of the annual fee due for Fund Compliance Services rendered shall be pro-rated to the date of termination.

2. Out of Pocket Expenses, including but not limited to the following:

(a) A maximum of $10,000 annually in out-of-pocket expenses incurred in connection with Beacon Hill’s provision of the Chief Compliance Officer to the Company and in connection with compliance services including but not limited to, travel costs for attending Board meetings, printing and postage, record retention, state, federal and other regulatory registration filings and related fees, and conducting due diligence of Service Providers; and

(b) Any other expenses approved by the Board.

Out of pocket expenses incurred will be included by Beacon Hill in the invoice.

TRIBUTARY FUNDS, INC.
(formerly “FIRST FOCUS FUNDS, INC.)
(the “COMPANY”)

/s/ Stephen R. Frantz
Name: Stephen R. Frantz
Title: President

BEACON HILL FUND SERVICES, INC.

/s/ Stephen G. Mintos
Name: Stephen G. Mintos
Title: President